Exhibit 99.2

500.com limited

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 23, 2019

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of 500.com Limited (the “Company”) will be held at 12F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen, The People’s Republic of China on December 23, 2019 at 10:00 a.m., local time for the following purposes:

•	To consider and, if thought fit, pass the following resolutions:

1.	as an ordinary resolution that the appointment of Friedman LLP as the independent registered public accounting firm of the Company for the fiscal year 2019 be approved.

2.	as an ordinary resolution that the inclusion of the Company’s audited consolidated financial statements for the fiscal year ending December 31, 2019 in the Company’s 2020 annual report be approved.

(Terms used but not defined in this Notice shall have the same meaning as those defined in the Proxy Statement attached)

•	To consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on November 22, 2019, New York time as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned meeting thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor Relations section of our website at http://ir.500.com/.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.500.com and on the SEC's website at www.sec.gov, or by contacting 500.com Limited at 12F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen 518115, The People’s Republic of China, attention: [Danni Zheng], telephone: +86 (755) 8633 0000, email: ir@500wan.com.

By Order of the Board of Directors,

/s/ Xudong Chen Xudong Chen
Chairman

Shenzhen, PRC

November 22, 2019